OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-25170
CUSIP NUMBER 933157

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aurora Oil & Gas Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4110 Copper Ridge Drive, Suite 100
Address of Principal Executive Office (Street and Number)

Traverse City, MI 49684
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 12, 2009, Aurora Oil & Gas Corporation (the “Company”) and the Company’s subsidiary, Hudson Pipeline & Processing Co., LLC (together, the “Debtors”), each filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Western District of Michigan (the “Court”). The Debtors’ cases are being jointly administered under Aurora Oil & Gas Corporation, Case No. 09-08254 (SWD).  The Debtors continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.

The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 could not be filed within the prescribed time period, as the process of preparing the Company’s financial statements for the quarter ended June 30, 2009 has delayed the closing of the Company’s books and records due to the focus of the Company’s limited resources on the Chapter 11 bankruptcy proceedings and maximizing the value of the Company’s assets.  The Company cannot predict when or if, based upon resolution of the Debtors’ relief cases, it expects to complete its review and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

In lieu of filing the Form 10-Q, the Company plans to file, under cover of a current report on Form 8-K, copies of the periodic financial reports that are required to be filed with the Court under Bankruptcy Rule 2015 within 15 days of the date they are due to be filed with the Court.  The Company believes these monthly financial reports will provide relevant current information to the shareholders regarding the Company’s business prospects and overall financial condition.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Barbara E. Lawson	231	941-0073
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aurora Oil & Gas Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2009	By	/s/ Barbara E. Lawson
Barbara E. Lawson
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).